Exro to Repurpose evTS Electric Vehicle Batteries into Second-Life Energy Storage System

Exro has announced a development partnership with evTS, a speciality EV manufacturer that produces purpose-built, lightweight commercial utility vehicles, to repurpose the batteries from evTS' flagship FireFly® ESV for reuse in a second-life energy storage application.
The pilot project will aim to optimize and repurpose the FireFly ESV batteries into a second life, supporting 5-10 years of additional second-life use, with its Energy Storage System (ESS), which is equipped with its patented Battery Control System™ (BCS) technology.
Exro is also exploring how its technology can optimize the FireFly ESV batteries' first-life applications, demonstrating its nimble ability to solve additional challenges for existing customers.

CALGARY, AB, Dec. 16, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today a development partnership with ev Transportation Services Inc. ("evTS"), a Boston-based specialty electric vehicle manufacturer, to repurpose batteries from evTS' pure-electric FireFly ESV commercial utility vehicle for second-life battery energy storage applications. Exro's Energy Storage System (ESS), equipped with its Battery Control System™ (BCS) technology, can extend the retired electric vehicle (EV) batteries into a second life and demonstrates Exro's ability to reduce both carbon emissions and rare earth material consumption.

evTS' flagship product, the FireFly® ESV, is a purpose-built, lightweight commercial utility vehicle that is both street-legal and highway-capable. The FireFly ESV is built with safe Lithium Iron Phosphate (LFP) battery technology and an advanced battery management system to improve charging and energy efficiency with up to 10 years of useful life. At the end of its first life, the FireFly ESV LFP battery may still have remaining battery capacity, but no longer has the efficiency required for use in EV applications. These cells are ideal for a test bench demonstration of Exro's next-generation 90kW ESS, which allows retired EV battery cells to be efficiently reused for stationary second-life energy storage applications.

"By partnering with Exro, we hope to further bolster the environmentally friendly profile of our vehicles – providing our batteries with a second-life as an energy storage system," said Greg Horne, Chief Technology Officer at evTS. "Our FireFly ESV will not only help to drive forward the future of last-mile delivery, as through our partnership with Exro, we will help eliminate battery disposal issues and contribute to the circular economy."

Exro's patented BCS is an innovative battery management inverter combined with advanced cell control software that can expand the capabilities of batteries by enabling a great depth of control on the cells. In this case, Exro will pilot a test bench demonstrator that integrates its BCS technology with the FireFly ESV LFP batteries to repurpose the retired battery cells and extend them into a second life in an ESS application. LFP batteries are a growing standard in electric mobility applications because of their safety and reliability advantages while improving on access to raw materials. The test bench demonstrator results are expected in Q3 of 2022.

"As electric vehicle batteries reach end of first life, we know there is a growing market for LFP batteries that can be repurposed for second-life energy storage applications," said Sue Ozdemir, CEO of Exro. "EV manufacturers can experience significant cost savings by reviving and utilizing second-life batteries and we're excited to partner with evTS on a pilot project to extend the life of their FireFly ESV batteries, while supporting their sustainable electric vehicle repurposing processes."

As Exro and development partner evTS collaborate on the second-life ESS solution, the teams are also evaluating how Exro's intelligent control technology can optimize the FireFly ESV for first-life applications.
About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.
Exro's advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
About evTS
ev Transportation Services Inc. ("evTS") is a specialty vehicle manufacturer that produces purpose-built, pure-electric lightweight commercial utility vehicles and provides fleet management solutions. Founded in 2015, the Boston-based company's flagship product, the FireFly ESV is aimed at the essential services transportation and urban e-mobility markets, which represent an annual domestic replacement market of approximately 400,000 vehicles, or roughly $10 billion annually. End user applications for the Company's vehicles include parking management, security and perimeter patrol, parks and sidewalk maintenance, utility meter reading, property and building management, airports, seaports, sanitation, university and corporate campuses, and last mile on-demand urban delivery.
For more information, visit the Company's website at www.evTS.com.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading "Risk Factors" and elsewhere in the Company's filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-

looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward- looking statement, whether as a result of new information, future events or otherwise.
In particular, this news release contains forward-looking statements pertaining to the following:
Exro's expectations with respect to its future financial position, technology development, advancement and its ability to take advantage of future opportunities.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro's annual information form and also include, but not limited to:

A joint development of the technology by evTS and Exro to allows retired EV battery cells to be efficiently reused for stationary second-life energy storage applications may not realize unless the validation testing is complete and successful; and
Delays in completion of the test bench demonstrator results in Q3 of 2022.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company's annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.
View original content to download multimedia:
https://www.prnewswire.com/news-releases/exro-to-repurpose-evts-electric-vehicle-batteries-into-second-life-energy-storage-system-301445745.html SOURCE Exro Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/16/c5418.html
%SEDAR: 00035788E
For further information: Investor inquiries, ir@exro.com; Canada investors, Jake Bouma at 604-317-3936; United States investors, Vic Allgeier at 646-841-4220; Media inquiries, media@exro.com
CO: Exro Technologies Inc. CNW 07:30e 16-DEC-21